                                                     DUQUESNE LIGHT EXHIBIT 12.1


                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                            (Thousands of Dollars)

                                                               Six Months
                                                                 Ended                     Year Ended
                                                                June 30,                   December 31,
                                                                  2000        1999       1998        1997        1996       1995
                                                               ----------  ---------------------------------------------------------
FIXED CHARGES:
  Interest on long-term debt                                   $  37,727   $ 76,938    $ 75,810    $ 81,592    $ 82,505    $ 89,139
  Other interest                                                   3,043      4,809       1,290         752       1,632       2,599
  Monthly Income Preferred Securities dividend requirements        6,281     12,562      12,562      12,562       7,921          --
  Amortization of debt discount, premium and expense - net         1,166      2,516       5,266       5,828       5,973       6,252
  Portion of lease payments representing an interest factor        3,625     42,973      44,146      44,208      44,357      44,386
                                                               ----------  ---------------------------------------------------------

    Total Fixed Charges                                         $ 51,842   $139,798    $139,074    $144,942    $142,388    $142,376
                                                               ----------  ---------------------------------------------------------


EARNINGS:
  Income from continuing operations                             $ 47,967   $151,020    $148,548    $141,820    $149,860    $151,070
  Income taxes                                                    21,045     76,127*     74,912*     73,838*     83,008*     92,894*
  Fixed charges as above                                          51,842    139,798     139,074     144,942     142,388     142,376
                                                               ----------  ---------------------------------------------------------

    Total Earnings                                              $120,854   $366,945    $362,534    $360,600    $375,256    $386,340
                                                               ----------  ---------------------------------------------------------


RATIO OF EARNINGS TO FIXED CHARGES                                  2.33       2.62        2.61        2.49        2.64        2.71
                                                               ==========  =========================================================

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  *Earnings related to income taxes reflect a $3.0 million decrease for the twelve months ended December 31, 1999, a $12 million, $17 million, $12 million, and $13.5 million decrease for the twelve months ended December 31, 1998, 1997, 1996 and 1995, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for
Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.65, 2.69, 2.61, 2.72 and 2.81 for the twelve months ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively.